SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 199th Board of Directors’ Meeting” dated on September 13, 2011.

(São Paulo – Brazil; September 14, 2011) Telecomunicações de São Paulo S. A. –Telesp (“the Company” or “Telesp”) (NYSE: VIV; BOVESPA: TLPP) hereby informs the Minutes of the 199th Board of Directors’ Meeting held on September 13, 2011:

1. DATE, TIME AND PLACE: September 13, 2011, at 11:30 a.m. (Brasília time), at the head-office of the Company, on Rua Martiniano de Carvalho, 851, in the city of São Paulo, State of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman; and Breno Rodrigo Pacheco de Oliveira, Secretary.

3. ATTENDANCE: The undersigned Directors attended the meeting, representing a quorum under the terms of the bylaws. The Vice Chairman of the Board, José Maria Alvarez Pallete Lopez attended the meeting by videoconference from London, England; the Directors Fernando Abril Martorell-Hernandez, Francisco Javier de Paz Mancho, José Fernando de Almansa Moreno Barreda, José Manuel Fernandez Norniella, attended the meeting by videoconference from Madrid – Spain; the Directors Narcis Serra Serra and Luiz Fernando Furlan were represented by Antonio Carlos Valente da Silva, by voting proxy; the Director Miguel Angel Gutierrez Mendes attended the meeting by videoconference from Buenos Aires, Argentina

4. EXPLANATIONS AND RESOLUTIONS: After hearing the Appointments, Remuneration and Corporate Governance Committee, the Board of Directors adopted the following resolutions:

The Board of Directors accepted the resignation submitted by Luis Miguel Gilpérez López from the office of General and Executive Officer, to which he had been appointed at a Meeting of the Board of Directors held on May 10, 2011, and which was provisionally occupied by Antonio Carlos Valente da Silva. The Board voiced their thanks to Mr. Luis Miguel Gilpérez López.

In consequence of the above referred resignation, the Board of Directors decided: to elect Mr. Paulo César Pereira Teixeira, Brazilian, married, engineer, bearer of identity card RG nº 301.540.175-9, SSP/RS, regularly enrolled with the CPF/MF (Individual Taxpayer Registry) under nº 284.875.750-72, resident and domiciled in the capital of São Paulo State, with business address in this city at Avenida Roque Petroni Junior, 1464, 6º andar – lado A, to the office of General and Executive Officer, in order to

Ata da 199ª RCA Fl. 1/4

complete the current term of office, who, being discharged from posting bond, since now declares, under the penalties of law, not to have been subject to any crime or special law that prevents him from exercising the activities of Company Director; he immediately took office, upon signing the instrument of investiture, which is filed with the head-office of the Company. It is hereby recorded that the term of office of the Director now elected shall expire at the meeting of the Board of Directors to be held after the 2013 Annual Shareholders’ Meeting.

In face of the foregoing resolution, the Board of Executive Officers shall be made up of the following members:

Antonio Carlos Valente da Silva – Chief Executive Officer

Paulo César Pereira Teixeira – General and Executive Officer

Gilmar Roberto Pereira Camurra – Finance and Investor Relations Officer

Cristiane Barretto Sales – Controller

Breno Rodrigo Pacheco de Oliveira – General Secretary and Legal Officer

4.2. Proposal for Amendments to the Bylaws: The Board of Directors approved a proposal for amendments to the Bylaws, to be submitted to the Special Shareholders’ Meeting, under the following terms:

4.2.1 – Duties of the members of the Board of Executive Officers: The Board of Directors approved a proposal for amendment to article 23 of the Bylaws, which provides for the specific duties of the members of the Board of Executive Officers, as follows:

(...)

“Art. 23 – The members of the Board of Executive Officers shall have the following specific duties::

A – Chief Executive Officer:

1. To represent the Company, in or out of Court, before shareholders and the public in general, being entitled to appoint attorneys-in-fact jointly with another Executive Officer and to designate representatives, delegate incumbency upon the other Executive Officers for the performance of specific acts; ;

2. To monitor and inspect the implementation of resolutions made by the Board of Directors in relation to their activities and duties;

3. To provide for guidelines and supervise the institutional relation activities, including regulation and external communication, audit and those pertaining to Fundação Telefônica, as well as supervise the activities carried out by the Finance and Investor Relations officer, by the General Secretary and Legal Officer and by the General and Executive Officer;

4. To call the meetings of the Board of Executive Officers;

5. To perform urgency acts “ad referendum” to the board of executive officers, and

6. To exercise other duties as may be determined by the Board of Directors.

Continuação da ata da 199ª RCA Fl. 2/4

B – General and Executive Officer:

1. To provide for guidelines, coordinate and supervise the activities of the Company relating to: (a) strategies and new businesses; (b) funds; (c) coordination and follow-up; (d) Executive Committee of Companies; (e) Executive Committee of Individual Market; (f) Network; (g) Systems, and (h) Customer Service ;

2. To monitor and inspect the implementation of the resolutions made by the Board of Directors in relation to their activities and duties; and

3. To perform urgency acts “ad referendum” to the board of executive officers..

(...)

The Board of Directors authorized a Special Shareholders’ Meeting to be called in order to deal with issues within its scope of incumbency.

Finally, the Board hereby express their special thanks to Director José Maria Alvarez-Pallete López for all the work performed by him with regard to the Latin America operation during the last years and wish him success in his new challenges as head of the Telefónica Europa operation.

Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up by the Secretary of the Board, which minutes were approved and signed by the Directors who attended the meeting, and transcribed in the proper book. São Paulo, September 13, 2011.

Continuação da ata da 199ª RCA Fl. 3/4

Continuação da ata da 199ª RCA Fl. 4/4

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 14, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director